Mail Stop 4561

October 15, 2008

Via U.S. Mail and Facsimile 630.218.7357

Mr. Brett A. Brown
Chief Financial Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523

      Re: **Inland Real Estate Corporation**
               Form 10-K for fiscal year ended December 31, 2007
               Filed February 29, 2008
               File No. 1-32185

Dear Mr. Brown:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

<u>Valuation and Allocation of Investment Properties, page 39</u>

1.   It appears that you amortize below market leases over the average lease terms of the respective leases. For below market leases, please tell us whether you have considered the fixed renewal options of such leases, if applicable. Please also clarify your methodology in future filings.

<u>Results of Operations, page 46</u>

2.   We note your disclosure of property net operating income, a non-GAAP financial measure, for your "same store" and "other" investment properties. Please tell us, and include in future filings, how management analyzes the operating performance of same store properties in evaluating the overall portfolio, and why this information is considered meaningful. Further, in future filings, please prominently note that property net operating income is a non-GAAP financial measure. Refer to Item 10(e) of Regulation S-K.

<u>Non-GAAP Financial Measures, page 53</u>

3.   We note your disclosure of EBITDA as a non-GAAP financial measure. Please tell us, and include in future filings, how management uses EBITDA in evaluating financial performance and why the presentation of this performance measure provides meaningful information to investors. Refer to Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Notes to Consolidated Financial Statements</u>

<u>(1) Organization and Basis of Accounting, page 66</u>

4.   We note that the Company uses third party appraisals as the primary basis for allocating purchase price. Please provide to us and disclose the nature and extent of each appraisal firm's involvement in your decision marking process.

<u>(3) Unconsolidated Joint Ventures, page 72</u>

5.   Given that you have an 85% ownership interest in Pine Tree Institutional Realty, LLC, explain to us how you determined that it would not be necessary to consolidate this entity. Please cite relevant accounting literature relied upon in your response.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief